Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(Unaudited)

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited – expressed in thousands of Canadian dollars)

	Note	September 30, 2024	December 31, 2023
ASSETS

Current
Cash and cash equivalents		$84,860	$91,135
Marketable securities		1,267	1,554
Receivables		2,512	3,225
Other		3,059	1,588
		91,698	97,502

Deposits	8	3,931	2,102
Exploration and evaluation interests	5,8	87,840	62,414
Capital assets	5,8	40,146	32,969
Other	6	3,445	—

Total assets		$227,060	$194,987

LIABILITIES

Current
Accounts payable and accrued liabilities	8,9	$35,258	$20,588
Current portion of flow-through share premium liability	4,7	3,594	3,137
Current portion of lease liabilities	5,8	9,701	1,061
Other		586	449
		49,139	25,235

Convertible debenture	4	—	22,775
Flow-through share premium liability	7	7,116	—
Lease liabilities		7,719	8,546
Derivative liability	6	45,989	—
Provision for closure and reclamation	5	26,255	13,654
Other		440	242

Total liabilities		136,658	70,452

SHAREHOLDERS’ EQUITY

Capital stock	7	667,765	552,397
Commitment to issue shares		500	750
Reserves		44,597	48,299
Deficit		(622,460)	(476,911)

Total shareholders’ equity		90,402	124,535

Total liabilities and shareholders’ equity		$227,060	$194,987

NATURE OF OPERATIONS (NOTE 1)

CONTINGENCIES (NOTE 10)

SUBSEQUENT EVENTS (NOTE 5 AND 7)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed “Craig Parry”	signed “Suki Gill”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited – expressed in thousands of Canadian dollars, except share and per share amounts)

		For the three months ended		For the nine months ended
		September 30,		September 30,
	Note	2024	2023	2024	2023
Accretion		$259	$57	$764	$178
Administrative compensation	9	1,576	1,498	4,073	4,309
Change in fair value of convertible debenture	4	—	—	3,153	—
Change in fair value of derivative liability	6	39,181	—	39,181	—
Communications		465	410	1,285	1,034
Consulting	6,9	636	179	2,476	693
Depreciation		205	72	653	214
Exploration and evaluation	5	51,981	38,170	99,288	63,899
Finance fee	6	367	—	367	—
Flow-through share premium recovery	4	(11,712)	(2,702)	(12,427)	(3,820)
Foreign exchange loss (gain)		(412)	—	122	—
Insurance		302	238	858	1,355
Interest income		(1,441)	(838)	(3,113)	(1,518)
Loss on recognition of sublease		—	—	285	—
Loss (gain) on marketable securities		(357)	(219)	249	334
Office and administration		537	469	1,426	1,170
Professional fees	6	417	343	1,655	1,214
Share-based payments	7,9	2,764	2,042	6,509	6,554
Transfer agent and listing fees		119	76	486	408

Loss and comprehensive loss for the period		$(84,887)	$(39,795)	$(147,290)	$(76,024)

Loss per share – basic and diluted		$(0.80)	$(0.45)	$(1.53)	$(0.92)

Weighted average number of common shares outstanding – basic and diluted		106,727,156	88,203,855	96,318,209	82,794,872

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 3

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – expressed in thousands of Canadian dollars, except shares)

						Total
	Capital Stock		Commitment to	Reserves		Shareholders’
	(Note 7)		Issue Shares	(Note 7)	Deficit	Equity
	Shares	Amount
Balance December 31, 2022	77,655,882	$464,029	$1,250	$39,879	$(367,931)	$137,227
Bought deal offering	10,005,000	73,537	—	—	—	73,537
Acquisition of exploration and evaluation interests (Note 5)	30,413	250	(250)	—	—	—
Exercise of options	267,524	1,620	—	(586)	—	1,034
Vesting of restricted share units	315,853	2,546	—	(2,546)	—	—
Tahltan Investment Rights	119,785	1,500	—	(1,500)	—	—
Exercise of warrants	9,657	90	—	(25)	—	65
Share issue costs	—	(4,076)	—	—	—	(4,076)
Share-based payments	—	—	—	8,640	—	8,640
Loss for the period	—	—	—	—	(76,024)	(76,024)
Balance September 30, 2023	88,404,114	$539,496	$1,000	$43,862	$(443,955)	$140,403

Balance December 31, 2023	90,296,093	$552,397	$750	$48,299	$(476,911)	$124,535
Private placement	15,440,679	122,750	—	—	—	122,750
Acquisition of exploration and evaluation interests (Note 5)	40,193	250	(250)	—	—	—
Exercise of options	302,290	2,064	—	(679)	—	1,385
Vesting of restricted share units	1,205,085	10,389	—	(10,389)	—	—
Tahltan Investment Rights	79,858	1,000	—	(1,000)	—	—
Share issue costs (Note 6)	—	(1,085)	—	—	—	(1,085)
Flow-through share premium (Note 4)	—	(20,000)	—	—	—	(20,000)
Share-based payments	—	—	—	10,107	—	10,107
Extinguishment of convertible debenture (Note 4)	—	—	—	(1,741)	1,741	—
Loss for the period	—	—	—	—	(147,290)	(147,290)
Balance, September 30, 2024	107,364,198	$667,765	$500	$44,597	$(622,460)	$90,402

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 4

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – expressed in thousands of Canadian dollars)

		For the three months ended		For the nine months ended
		September 30,		September 30,
	Note	2024	2023	2024	2023
OPERATING ACTIVITIES
Loss for the period		$(84,887)	$(39,795)	$(147,290)	$(76,024)
Items not affecting cash
Accretion		500	107	1,197	333
Change in fair value of convertible debenture	4	—	—	3,153	—
Change in fair value of derivative liability	6	39,181	—	39,181	—
Depreciation		2,731	549	5,143	1,563
Finance fee	6	367	—	367	—
Flow-through share premium recovery		(11,712)	(2,702)	(12,427)	(3,820)
Loss (gain) on marketable securities		(357)	(219)	249	334
Loss on recognition of sublease		—	—	285	—
Share-based payments	7	3,920	2,862	9,719	8,640
Unrealized foreign exchange gain (loss)		(489)	—	30	—
Other		7	—	—	—
Changes in non-cash operating working capital
Receivables		(936)	(229)	713	585
Other		(568)	(157)	(798)	(1,018)
Accounts payable and accrued liabilities		11,280	18,560	14,352	16,003
Net cash used in operating activities		(40,963)	(21,024)	(86,126)	(53,404)

INVESTING ACTIVITIES
Proceeds from sale of marketable securities		—	—	38	148
Deposits paid		(1,184)	(1,455)	(8,691)	(3,418)
Exploration and evaluation asset expenditures		(3,712)	(9,615)	(5,789)	(10,626)
Purchase of capital assets		(47)	(3,005)	(2,106)	(3,597)
Sublease payments received		63	—	63	—
Settlement of other liabilities arising from mineral property acquisitions	5	—	—	(250)	(1,650)
Net cash used in investing activities		(4,880)	(14,075)	(16,735)	(19,143)

FINANCING ACTIVITIES
Receipt of leasehold incentive		—	—	905	—
Lease payments		(3,706)	(205)	(5,578)	(611)
Repayment of convertible debenture	4	—	—	(25,928)	—
Proceeds from Gold Stream	6	6,808	—	6,808	—
Finance fee	6	(367)	—	(367)	—
Proceeds from bought deal financing	7	—	—	—	73,537
Proceeds from private placements	7	—	—	122,750	—
Proceeds from option exercises	7	1,185	2	1,385	1,034
Proceeds from warrant exercises	7	—	—	—	65
Share issue costs	7	(834)	(140)	(1,170)	(4,076)
Other		(83)	—	(2,190)	—
Net cash provided by (used in) financing activities		3,003	(343)	96,615	69,949

Effect on foreign exchange rates on cash and cash equivalents		439	—	(29)	—

Change in cash and cash equivalents during the period		(42,401)	(35,442)	(6,275)	(2,598)
Cash and cash equivalents, beginning of the period		127,261	73,446	91,135	40,602

Cash and cash equivalents, end of the period		$84,860	$38,004	$84,860	$38,004

Cash and cash equivalents are comprised of:
Cash				$33,816	$37,687
Cash equivalents				51,044	317
Cash and cash equivalents				$84,860	$38,004

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 8)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 5

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

1.	NATURE OF OPERATIONS

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration and evaluation of mineral properties focused in British Columbia. The Company’s corporate office is located at 2600 – 1133 Melville Street, Vancouver, British Columbia, V6E 4E5. The Company’s stock is trading on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol “SKE”, and on the Frankfurt Stock Exchange under the ticker symbol “RXF”. The Company is in the exploration stage with respect to its mineral property interests.

On June 24, 2024, the Company entered into binding commitments with Orion Resource Partners (“Orion”) with respect to a Project Financing Package for the development and construction of the Eskay Project (“Eskay”). The Project Financing Package is comprised of private placements, a Gold Stream, and a Senior Secured Term Loan facility (Note 6).

As long as the Company meets the conditions precedent to the Gold Stream and Senior Secured Term Loan, the Company anticipates that proceeds from the Project Financing Package will be sufficient to fund its capital requirements up to the commencement of commercial production at Eskay, which Management currently anticipate will be in 2027. Should the Company not be able to draw from these facilities, or in the event these facilities are insufficient to complete construction and commissioning of the mine, the Company will need to secure additional financing. In the longer term, the Company’s ability to continue as going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operation). There can be no guarantees that future financings will be available on acceptable terms, or at all.

2.	BASIS OF PRESENTATION

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information and footnotes required for annual financial statements prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2023.

Except as disclosed in Note 3, the accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2023.

The Board of Directors approved these unaudited condensed interim consolidated financial statements for issuance on November 13, 2024.

Significant accounting estimates and judgments

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. Except as disclosed below, significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2023.

Condensed Interim Consolidated Financial Statements | 6

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments (continued)

Critical accounting estimates

●	Fair values of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on conditions, including market, existing at the end of each reporting period.

There is a high degree of estimation uncertainty associated with the inputs in the models used to value the Gold Stream derivative liability at each future reporting period (a level 3 fair value measurement). The valuation models are sensitive to these inputs which include the Company's forecast of the timing of receipt of the remaining cash inflows from the US$200 million facility, the assumption that the US$100 million cost over-run facility will not be utilized, the Company's forecasts of the Eskay Creek completion date and gold production schedule, gold prices including their volatility, and the anticipated credit spreads of the Company and Orion.

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED

New accounting policy adopted in 2024

Derivative liabilities

Derivative liabilities are initially recognized at their fair value on the date the derivative contract is entered into, and transaction costs are expensed. The Company’s derivative liabilities are subsequently re-measured at their fair value at each statement of financial position date with changes in fair value recognized in the consolidated statement of loss.

Fair values for derivative instruments that are not traded in an active market are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on conditions, including market, existing at the end of each reporting period. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract. All derivative instruments are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes derivative liabilities when its contractual obligations are discharged or cancelled, or they expire.

Availability fee

The Company incurs an availability fee in connection with the Gold Stream additional deposit and Senior Secured Term Loan facility (Note 6). The availability fee in relation to the Gold Stream is expensed as finance fee expense in the statement of loss and comprehensive loss. The availability fee in relation to the Senior Secured Term Loan facility is capitalized as other non-current assets in the statement of financial position and amortized proportionally as the loan is drawn.

Condensed Interim Consolidated Financial Statements | 7

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED (continued)

Adoption of new accounting standards in 2024

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows (“IAS 7”), and IFRS 7, Financial Instruments Disclosures (“IFRS 7”), to provide guidance on disclosures related to supplier finance arrangements that enable the users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

The Company adopted these amendments to IAS 7 and IFRS 7 effective January 1, 2024. The extent of the impact of the adoption of these amendments has been determined to have no material impact on the financial statements.

New standards and interpretations not yet adopted in 2024

IFRS 18: Presentation and Disclosure of Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 carries forward many of the requirements of IAS 1 but introduces significant changes to the structure of a company’s statement of income (loss).

The standard is applicable for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption of the standard.

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the Company’s financial instruments are comprised of the following:

Financial Instrument	Category	September 30, 2024	December 31, 2023
Cash and cash equivalents	Amortized cost	$84,860	$91,135
Marketable securities	Fair value through profit or loss	$1,267	$1,554
Receivables	Amortized cost	$276	$957
Deposits	Amortized cost	$3,931	$2,102
Contingent consideration receivable (Note 5)	Fair value through profit or loss	$—	$—
Accounts payable	Amortized cost	$15,482	$16,074
Convertible debenture	Fair value through profit or loss	$—	$22,775
Derivative liability	Fair value through profit or loss	$45,989	$—
Other liabilities	Amortized cost	$1,026	$691

For financial assets and financial liabilities at amortized cost, the fair value at initial recognition is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The fair value of the Company’s cash and cash equivalents, receivables, deposits, accounts payable and other liabilities approximate their carrying amounts due to the short-term maturities of these instruments and/or the rate of interest being received or charged.

Condensed Interim Consolidated Financial Statements | 8

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Valuation techniques using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

The carrying value of the Company’s marketable securities is based on the quoted market price of the shares in the publicly traded company to which the investment relates (Level 1).

The fair value of the contingent consideration receivable is subject to significant estimates relating to the probability of the occurrence of certain events (Level 3).

The fair value of the convertible debenture was subject to significant estimates relating to the probability and timing that (i) the Company would complete a project financing of at least US$200,000,000 during the term of the convertible debenture; and (ii) whether there would be a change of control, calculated using the partial differential equation approach (Level 3). In June 2024, the Company completed a project financing (Note 6). Under the terms of the convertible debenture, the Company repaid in full the amount owing of $25,928,000, including $928,000 of accrued interest, to the counterparty. As a result, the Company derecognized the liability component of the convertible debenture and transferred the original equity component of $1,741,000 from Reserves to Deficit. Prior to repayment, the fair value of the liability component of the convertible debenture increased by $3,153,000 (2023 – $nil).

The fair value of the derivative liability relates to the gold stream entered into with Orion (Note 6) is based on the Company's forecast of the timing of receipt of the US$200 million facility, the assumption that the US$100 million cost over-run facility will not be utilized, the Company's forecasts of the Eskay Creek completion date and gold production schedule, gold prices including their volatility, and the anticipated credit spreads of the Company and Orion (Level 3). The fair value of the Gold Stream derivative liability is calculated using a Monte-Carlo simulations as the value of the Gold Stream is linked to the gold price and the Company has an option to reduce the gold stream percentage. The following assumptions were utilized:

	June 24,	September 30,
	2024[1]	2024
Gold spot price (USD per ounce)	$2,327	$2,650
Gold price implied volatility[2]	14.58%	16.25%
Credit spread of the Company	16.20%	16.29%
Credit spread of Orion[3]	0.71%	0.68%
(1)	The date of Orion Gold Stream facility agreement.
(2)	Estimated based on a CME gold traded option with the closest maturity to the Gold Stream
(3)	As it is a private investment entity, Orion’s credit spread is estimated based on the average option-adjusted spreads of selected constituents from the ICE BoA US Finance and Investment index with the term to maturity matching the future drawdown dates of the Gold Stream on each of the calculation dates.

Condensed Interim Consolidated Financial Statements | 9

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to the carrying value of its cash and cash equivalents, receivables and deposits totaling $91,303,000 (December 31, 2023 – $96,462,000). The Company limits its exposure to credit risk by dealing with high credit quality counterparties. The Company's cash and cash equivalents are primarily held at large credit worthy Canadian financial institutions. The Company's receivables consist primarily of sales taxes due from the Federal Government of Canada and interest from Canadian financial institutions.

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date. IFRS 9 – Financial Instruments, requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, currency risk and other price risk.

●	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk with respect to interest earned on cash and cash equivalents. Once draws are made on the Senior Secured Term Loan facility, the Company will be exposed to interest rate risk on loan obligations that bear interest at a floating rate. Based on the balances of cash and cash equivalents at September 30, 2024, a 1% increase (decrease) in interest rates at September 30, 2024 would have decreased (increased) net loss before tax by $777,000. The Company is also exposed to credit spread risk on the Gold Stream derivative liability, being the risk that the fair value of the financial instrument will fluctuate because of changes in the Company's credit spread. The Company does not use derivative instruments to reduce its exposure to interest rate risk. An increase of 100 basis points in credit spread at September 30, 2024 would have decreased net loss before tax by $13,056,000. Conversely, a decrease of 100 basis points would have increased net loss before tax by $13,590,000.

Condensed Interim Consolidated Financial Statements | 10

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Market risk (continued)

●	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the Canadian dollar. The carrying amounts of financial assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the underlying foreign currency exchange rates and gains and losses on such items are included as a component of net loss for the period. At September 30, 2024, the Company has US$16,507,000 of cash and cash equivalents, and US$5,792,000 and GBP24,000 in accounts payable. Once draws are made on the Senior Secured Term Loan facility, the Company will be exposed to foreign exchange risk with respect to foreign denominated loan obligations as the future cash repayments of the Company’s loan obligations, measured in Canadian dollars, being the Company’s functional currency, will fluctuate because of changes in the US dollar exchange rate. The Company is exposed to foreign exchange risk on the Gold Stream derivative liability. The Company does not currently use derivative instruments to reduce its exposure to foreign exchange risk. Based on balances of these instruments and commitments at September 30, 2024, a 1% increase (decrease) in foreign exchange rates at September 30, 2024 would have decreased (increased) net loss before tax by $394,000.

●	Other price risk

Other price risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in market prices, other than interest rate risk or currency risk. At September 30, 2024, the Company held investments in marketable securities which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. A 10% decrease in the share price of the Company’s marketable securities at September 30, 2024 would have resulted in a $127,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities. The Company is also exposed to gold price risk on the Gold Stream derivative liability, being the risk that the fair value of future cash flows of the financial instrument will fluctuate because of changes in market gold prices. The Company does not use derivative instruments to reduce its exposure to gold price risk. A 5% increase in the forward gold price curve at September 30, 2024 would have increased net loss before tax by $11,122,000. Conversely, a 5% decrease would have decreased net loss before tax by $11,702,000.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

As described in Note 6, on June 24, 2024, the Company entered into a Project Financing Package for the development and construction of Eskay. As long as the Company meets the conditions precedent to the Gold Stream and the Senior Secured Term Loan, the Company anticipates that proceeds from the Project Financing Package will be sufficient to meet its liquidity requirements up to the commencement of commercial production at Eskay.

Condensed Interim Consolidated Financial Statements | 11

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity risk (continued)

More generally, the undiscounted financial liabilities and commitments as of September 30, 2024 will mature as follows:

	Less than 1 year	1-5 years	Greater than 5 years	Total
Accounts payable	$15,482	$—	$—	$15,482
Commitments to spend on exploration and development[1]	18,488	35,578	—	54,066
Reclamation and mine closure	71	406	44,772	45,249
Leases[2]	9,502	7,097	11,739	28,338
Other liabilities	645	503	—	1,148
Purchase obligations	2,588	—	—	2,588
Contractual obligations	16,989	—	—	16,989
Total	$63,765	$43,584	$56,511	$163,860
(1)	Amounts represent commitments to spend on qualifying Canadian Exploration Expenses (“CEE”) and Canadian Development Expenses (“CDE”) as defined in Canadian Income Tax Act. The Company issued flow-through common shares during the year ended December 31, 2023 and, as a result, the Company is required to spend $10,957,000 in CEE prior to December 31, 2024. The Company issued $100,000,000 in flow-through common shares during the nine months ended September 30, 2024 and, as a result, the Company is required to spend $27,572,000 in CDE by December 31, 2024 and $72,428,000 in CDE by December 31, 2025. The issuance of $100,000,000 in flow-through common shares resulted in a flow-through share premium liability of $20,000,000. As of September 30, 2024, the Company spent approximately $47 million in CDE, resulting in a flow-through share premium recovery of $9,499,000.
(2)	Including non-lease components such as common area maintenance and other costs.

5.	EXPLORATION AND EVALUATION INTERESTS

Exploration and evaluation assets

	Eskay	Snip	Other	Total
Balance, December 31, 2022	$78,488	$959	$15,991	$95,438
Change of estimate to closure and reclamation	6,910	510	—	7,420
Additions	15,334	—	132	15,466
Sale of royalty	(55,910)	—	—	(55,910)
Balance, December 31, 2023	$44,822	$1,469	$16,123	$62,414
Change of estimate to closure and reclamation	11,468	983	—	12,451
Additions	12,975	—	—	12,975
Balance, September 30, 2024	$69,265	$2,452	$16,123	$87,840

Eskay Creek Property, British Columbia, Canada

On December 18, 2023, the Company sold a 1% net smelter return royalty on Eskay to Franco-Nevada Corporation for cash consideration of $56,000,000 and contingent cash consideration of $3,000,000 to $4,500,000 which is payable to the Company upon completion of certain milestones. As of September 30, 2024, the milestones have not been completed.

During the year ended December 31, 2023, the Company acquired five mineral claims for cash consideration of $4,000,000 and incurred $11,334,000 in costs relating to earthworks for certain infrastructure at Eskay.

Condensed Interim Consolidated Financial Statements | 12

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	EXPLORATION AND EVALUATION INTERESTS (continued)

Eskay Creek Property, British Columbia, Canada (continued)

During the nine months ended September 30, 2024, the increase in estimate to closure and reclamation of $11,468,000 reflected the significant disturbance in Eskay.

During the nine months ended September 30, 2024, the Company incurred and capitalized $13,517,000 (2023 – $8,626,000) relating to earthworks for certain infrastructures, engineering and fabrication of certain mill equipment, preliminary drawings for future mine plant and construction of the laydown area at Eskay (Note 8).

During the nine months ended September 30, 2024, the Company entered into various short-term mobile equipment lease agreements with purchase options for Eskay, which resulted in recognition of right-of-use capital assets and corresponding lease liabilities of approximately $12 million (2023 – $nil).

Other properties

On October 18, 2022, the Company acquired three properties in the Golden Triangle area that are located on either side of Newcrest and Imperial Metals’ Red Chris mine, approximately 20km southeast of the village of Iskut from Coast Copper Corp. for $3,000,000, payable in six equal payments of $250,000 in cash and $250,000 in common shares. As at December 31, 2023, the Company had paid $750,000 in cash and issued 110,221 common shares in satisfaction of the first three payments. In April 2024, the Company paid $250,000 in cash and issued 40,193 common shares in satisfaction of the fourth payment. In October 2024, the Company paid $250,000 in cash and issued 21,222 common shares in satisfaction of the fifth payment.

Exploration and evaluation expenses

Three months ended September 30, 2024	Eskay	Snip	Other	Total
Accretion	$241	$—	$—	$241
Assays and analysis/storage	585	—	1,592	2,177
Camp and safety	363	—	22	385
Claim renewals and permits	129	—	2	131
Depreciation	2,526	—	—	2,526
Drilling	—	—	1,710	1,710
Environmental studies and consultation	11,962	10	—	11,972
Equipment rental	2,104	—	190	2,294
Fieldwork, camp support	10,979	—	1,186	12,165
Fuel	1,971	—	311	2,282
Geology, geophysics, and geochemical	8,042	—	865	8,907
Helicopter	300	—	2,481	2,781
Metallurgy	—	—	—	—
Part XII.6 tax, net of METC	70	—	(75)	(5)
Share-based payments (Note 7 and 9)	1,156	—	—	1,156
Transportation and logistics	2,385	—	874	3,259
Total for the period	$42,813	$10	$9,158	$51,981

Condensed Interim Consolidated Financial Statements | 13

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

Nine months ended September 30, 2024	Eskay	Snip	Other	Total
Accretion	$433	$—	$—	$433
Assays and analysis/storage	1,342	—	1,680	3,022
Camp and safety	629	—	27	656
Claim renewals and permits	1,470	—	7	1,477
Depreciation	4,490	—	—	4,490
Drilling	—	—	1,837	1,837
Environmental studies and consultation	27,616	147	—	27,763
Equipment rental	4,119	—	199	4,318
Fieldwork, camp support	15,323	—	1,640	16,963
Fuel	2,640	—	345	2,985
Geology, geophysics, and geochemical	21,628	—	1,478	23,106
Helicopter	733	—	2,559	3,292
Metallurgy	—	373	—	373
Part XII.6 tax, net of METC	218	—	(75)	143
Share-based payments (Note 7 and 9)	3,210	—	—	3,210
Transportation and logistics	4,322	—	898	5,220
Total for the period	$88,173	$520	$10,595	$99,288

Three months ended September 30, 2023	Eskay	Snip	Other	Total
Accretion	$50	$—	$—	$50
Assays and analysis/storage	248	14	136	398
Camp and safety	236	—	5	241
Claim renewals and permits	232	15	9	256
Community relations	—	—	3	3
Depreciation	477	—	—	477
Drilling	11,278	5	63	11,346
Environmental studies and consultation	5,785	126	—	5,911
Equipment rental	695	—	10	705
Fieldwork, camp support	3,627	54	258	3,939
Fuel	1,902	3	90	1,995
Geology, geophysics, and geochemical	6,969	—	152	7,121
Helicopter	1,919	39	424	2,382
Metallurgy	20	—	—	20
Part XII.6 tax, net of METC	256	—	(5)	251
Share-based payments (Note 7 and 9)	820	—	—	820
Transportation and logistics	2,151	—	104	2,255
Total for the period	$36,665	$256	$1,249	$38,170

Condensed Interim Consolidated Financial Statements | 14

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

Nine months ended September 30, 2023	Eskay	Snip	Other	Total
Accretion	$155	$—	$—	$155
Assays and analysis/storage	1,250	14	206	1,470
Camp and safety	459	—	10	469
Claim renewals and permits	749	32	24	805
Community relations	—	—	8	8
Depreciation	1,349	—	—	1,349
Drilling	11,894	5	65	11,964
Electrical	4	—	—	4
Environmental studies and consultation	12,963	237	—	13,200
Equipment rental	1,077	—	12	1,089
Fieldwork, camp support	6,071	54	339	6,464
Fuel	2,328	8	104	2,440
Geology, geophysics, and geochemical	14,884	—	207	15,091
Helicopter	2,275	62	505	2,842
Metallurgy	834	—	—	834
Part XII.6 tax, net of METC	148	—	(9)	139
Share-based payments (Note 7 and 9)	2,086	—	—	2,086
Transportation and logistics	3,362	—	128	3,490
Total for the period	$61,888	$412	$1,599	$63,899

6.	PROJECT FINANCING PACKAGE

On June 24, 2024, the Company entered into binding agreements with Orion with respect to a Project Financing Package for the development and construction of Eskay. The significant terms of the components of the Project Financing Package are outlined below.

Equity Investment

Orion has committed to purchase US$100 million of the Company’s common shares. Orion was the back-end buyer of a $100 million development flow-through private placement transaction in which the Company issued 12,021,977 flow-through shares at a price of $8.3181 per flow-through share which closed on June 24, 2024. Orion also subscribed to a private placement, purchasing 3,418,702 common shares priced at $6.6545 per common share which also closed on June 24, 2024 (Note 7). In aggregate, as at September 30, 2024, Orion has met US$75 million of its commitment to purchase US$100 million of the Company's common shares. The remaining US$25 million of the Company's common shares will be purchased by Orion at a later date, with pricing to be set at the time of the investment.

Orion will have the right to participate in any future equity or equity-linked offerings by the Company up to the level of its ownership at the time of the offering, provided that Orion continues to own at least 5% of the common shares outstanding of the Company. In addition, until the earlier of (i) the termination of the Senior Secured Term Loan or Gold Stream; or (ii) June 25, 2025, Orion has agreed to not transfer the Company's common shares without approval from the Company’s Board of Directors.

Condensed Interim Consolidated Financial Statements | 15

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

6.	PROJECT FINANCING PACKAGE (continued)

Gold Stream

●	Deposit: Total deposit of US$200,000,000 (the “Deposit”) in a series of five deposits on the following schedule:
o	US$5,000,000 at the inception of the Gold Stream (received July 5, 2024);
o	US$45,000,000 between January 1, 2025 and June 30, 2025;
o	US$50,000,000 between April 1, 2025 and October 31, 2025;
o	US$50,000,000 between July 1, 2025 and January 31, 2026; and
o	US$50,000,000 between September 1, 2025 and March 31, 2026;
●	Each drawdown of the Deposit is subject to satisfaction of certain customary conditions. The drawdown of the second deposit is subject to the Company’s receipt of the permit for the technical bulk sample;
●	Area of interest: The area of interest for the Gold Stream is constrained to 500 meters around the existing Eskay mineral reserves and resources;
●	Deliveries: 10.55% of the payable gold production from Eskay (“Stream Percentage”) for the life of the mine, provided that the completion test (as defined in the agreement) is successfully achieved on or before September 30, 2027. If the completion test was not satisfied by September 30, 2027, Stream Percentage would increase to 10.70%, 10.85% and 11.00% if completion is achieved in the first, second or third calendar quarters following September 30, 2027, respectively, and to 11.40% for the remaining calendar quarters until satisfaction of the completion test;
●	Purchase price of each Eskay gold ounce sold and delivered: Until the Deposit has been reduced to $nil, the purchase price payable is (i) a cash payment of 10% of the gold market price on LBMA three days prior to delivery; and (ii) the difference between the gold market price and the cash payment received is credited to the Deposit. Once the Deposit has been reduced to $nil, the purchase price payable is a cash payment of 10% of the gold market price on LBMA three days prior to delivery;
●	Buy-down option: For a period of 12 months following the project completion date (as defined in the agreement), the Company may, at any time, reduce the Stream Percentage by 66.67% by repaying the proportional Deposit plus an imputed 18% internal rate of return (“IRR”);
●	Additional deposit: Following receipt of the full amount of the Deposit and the fourth advance of the Senior Secured Term Loan, the Company will have the option to draw an additional deposit amount of US$25,000,000 to US$100,000,000. The additional deposit will be subject to an availability fee equal to 1% per annum of any undrawn portion, payable quarterly, and a 2% fee payable at the time of payment of the additional deposit;
●	Term: 20 years (“Initial Term”), which will be extended for successive 10-year periods (“Additional Term”). If there have been no active mining operations on Eskay during the final 10 years of Initial Term or throughout such Additional Term, the gold stream agreement will terminate at the end of the Initial Term or such Additional Term;
●	Financial covenants:
o	Following a grace period after achieving the completion test and continuing until the Security Release Date[1], the Company shall maintain a debt service coverage ratio (as defined in the agreement) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
o	Until the Security Release Date, following the full drawdown or cancellation of the commitments under the Senior Secured Term Loan and the additional deposit, the Company shall maintain at all times unrestricted cash and cash equivalents of at least $25,000,000;
●	Security: General security and share pledge agreements in favour of Orion from the Company.

1 The Security Release Date is the later of: (a) Orion yielding an imputed 13% IRR on the Deposit; and (b) the earlier of the date on which (i) the Senior Secured Term Loan is repaid in full or (ii) Orion is no longer the lender under the Senior Secured Term Loan.

Condensed Interim Consolidated Financial Statements | 16

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

6.	PROJECT FINANCING PACKAGE (continued)

Gold Stream (continued)

The Gold Stream is accounted for as a derivative instrument measured at fair value through profit and loss. There was no initial fair value amount to record in the financial statements for the Gold Stream as at June 24, 2024 as it was determined that the terms of the contract at inception represented market rates. As there were no draws on the Gold Stream at June 30, 2024, no amounts related to the Gold Stream were recorded at that date.

Below is a reconciliation of the Gold Stream derivative liability for the nine months ended September 30, 2024:

Balance, December 31, 2022 and 2023	$—
Fair value of derivative liability at inception	—
Proceeds from Gold Stream (US$5,000)	6,808
Change in fair value of derivative liability	39,181
Balance, September 30, 2024	$45,989

Senior Secured Term Loan

●	Facility amount: US$350,000,000 with a maturity date of September 30, 2031;
●	Prior to the first advance, the Company may cancel the facility without incurring any fees;
●	Availability period: Non-revolving multi-draw facility available after the US$200 million Deposit has been fully drawn. There are four advances of US$87.5 million available until December 31, 2026, limited to one advance per quarter;
●	Each advance is subject to a discount of 2% of the principal amount at the time of drawing;
●	Undrawn amounts are subject to an availability fee of 1% per annum, payable in cash on each calendar quarter date;
●	Coupon: 3-month term Secured Overnight Financing Rate plus a margin of 7.75%;
●	Repayment:
o	Equal quarterly principal repayments shall begin on December 31, 2027 and on each quarter thereafter until September 30, 2031;
o	Interest is not required to be paid until the project completion date (as defined in the agreement) and instead will be accrued quarterly as part of the principal amount of the Senior Secured Term Loan;
o	Should Skeena dispose of certain assets or receive liquidated damages relating to Eskay, any such aggregate net proceeds over $25,000,000 per year shall be delivered to Orion and applied as a prepayment to the principal and accrued interest of the Senior Secured Term Loan;
o	The Company may elect to voluntarily prepay the Senior Secured Term Loan without premium or penalty provided such prepayment is in the minimum amount of $1,000,000 and integral multiples of $100,000 thereafter;
●	Financial covenant: Following the first repayment date, the Company shall maintain a debt service coverage ratio (as defined in the agreement) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
●	Security: Guarantee of obligations as well as general security, share pledge and blocked account agreements in favour of Orion from the Company.

Management determined that the Senior Secured Term Loan is a loan commitment until such time as the Company draws upon the facility, at which point it will be accounted for at amortized cost. At September 30, 2024, no amounts have been drawn on the Senior Secured Term Loan.

Condensed Interim Consolidated Financial Statements | 17

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

6.	PROJECT FINANCING PACKAGE (continued)

Transaction costs

In connection with the Project Financing Package, the Company incurred transaction costs of $4,228,000. The transaction costs were allocated to private placements, Gold Stream and Senior Secured Term Loan on a pro-rata basis. Of the total transaction costs, $1,085,000 were attributed to private placements as share issuance costs, $1,143,000 were attributed to the Gold Stream and expensed as consulting expense ($734,000) and professional fees ($409,000), and $2,000,000 were attributed to Senior Secured Term Loan which were recorded as Other Assets in the statement of financial position and will be offset against the proceeds to be received from Senior Secured Term Loan.

Availability fee

During the nine months ended September 30, 2024, the Company incurred an availability fee of $1,651,000, of which $1,284,000 relates to the Senior Secured Term Loan and capitalized to Other non-current assets, and $367,000 relates to the Gold Stream additional deposit and recognized as finance fee expense.

7.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Private placements and bought deal offering

Transactions during the nine months ended September 30, 2024

On June 24, 2024, the Company closed a non-brokered private placement offering, whereby gross proceeds of $22,750,000 were raised by the issuance of 3,418,702 common shares at a price of $6.6545 per common share.

On June 24, 2024, the Company also closed a non-brokered private placement offering, whereby gross proceeds of $100,000,000 were raised by the issuance of 12,021,977 flow-through shares at a price of $8.3181 per flow-through share. In connection with the offering, the Company recognized a flow-through share premium liability of $20,000,000. As a result of the issuance of flow-through shares, as at September 30, 2024, the Company has commitments to incur qualifying development expenditures (Note 4). The flow-through share premium liability as at September 30, 2024 has been recorded in current and non-current liabilities in the statement of financial position on the basis of Management's best estimate of when the Company will transfer the tax deductibility of qualifying expenditures financed by the flow-through shares to the flow-through shareholders.

In connection with the private placements above, the Company incurred share issuance costs of $1,085,000.

Transactions during the nine months ended September 30, 2023

On May 24, 2023, the Company closed a bought deal public offering, whereby gross proceeds of $73,537,000 were raised by the issuance of 10,005,000 common shares at a price of $7.35 per common share. In connection with the bought deal offering, the Company incurred share issuance costs of $4,076,000.

Condensed Interim Consolidated Financial Statements | 18

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

•	119,785 Rights: earlier of Milestone 1 achievement or April 16, 2023;
•	119,785 Rights: earlier of Milestone 2 achievement or April 16, 2023;
•	79,857 Rights: earlier of Milestone 3 achievement or April 16, 2023; and
•	79,858 Rights: earlier of Milestone 4 achievement or April 16, 2024.

As of December 31, 2023, the share payments related to Milestones 1, 2 and 3 had been made. In April 2024, the Company issued the final share payment related to Milestone 4 by converting 79,858 Rights into 79,858 common shares of the Company.

Share-based payments

Stock options

Stock options have a maximum expiry date period of 5 years from the grant date. The Company determines the fair value of the stock options granted using the Black-Scholes option pricing model.

Restricted share units and performance share units

Upon each vesting date, participants will receive, at the sole discretion of the Board of Directors: (a) common shares equal to the number of RSUs or PSUs that vested; (b) cash payment equal to the 5-day volume weighted average trading price of common shares; or (c) a combination of (a) and (b). For RSUs classified as equity settled share-based payments, the Company determines the fair value of the RSUs granted using the Company’s share price on grant date. For PSUs granted during the year ended December 31, 2023 and nine months ended September 30, 2024, the fair values were determined using the Company’s most recent closing share price at the time of grant.

Deferred share units

The DSUs are granted to independent members of the Board of Directors. The DSUs vest immediately and have all of the rights and restrictions that are applicable to RSUs, except that the DSUs may not be redeemed until the participant has ceased to hold all offices, employment and directorships with the Company. For DSUs classified as equity settled share-based payments, the Company determines the fair value of the DSUs granted using the Company’s most recent closing share price at the time of grant.

Condensed Interim Consolidated Financial Statements | 19

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Share purchase warrant, RSU, PSU and DSU and stock option transactions are summarized as follows:

	Warrants		RSUs	PSUs	DSUs	Stock Options
		Weighted					Weighted
		Average					Average
	Number	Exercise Price	Number	Number	Number	Number	Exercise Price
Outstanding, December 31, 2022	12,823	$6.77	1,835,821	—	—	5,033,425	$10.44
Granted	—	$—	607,750	770,000	86,257	485,151	$6.80
Exercised	(9,657)	$6.81	(400,776)	—	—	(267,524)	$3.86
Cancelled	(3,166)	$6.57	(197,456)	—	—	(351,134)	$11.80
Outstanding, December 31, 2023	—	$—	1,845,339	770,000	86,257	4,899,918	$10.34
Granted	—	$—	533,852	147,000	163,980	3,100,093	$7.10
Exercised	—	$—	(1,205,085)	—	—	(302,290)	$4.58
Cancelled	—	$—	(162,982)	(15,400)	—	(491,244)	$11.12
Outstanding, September 30, 2024	—	$—	1,011,124	901,600	250,237	7,206,477	$9.14
Exercisable, September 30, 2024	—	$—	—	—	—	3,720,571	$11.01

On January 28, 2024, the Company granted 822,093 stock options, 323,940 RSUs and 105,080 DSUs to various directors, officers, employees and consultants of the Company. The stock options and RSUs vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $5.71 per common share. In addition to the vesting period above, the stock options and RSUs granted to senior management were subject to a performance condition and would only vest upon the Company raising at least $65,000,000. This performance condition was satisfied on June 24, 2024. The Board of Directors also approved the grant of 199,912 RSUs to an officer of the Company, with the RSUs to be granted upon meeting certain regulatory conditions and to vest on December 10, 2024 upon the Company raising at least $65,000,000. In June 2024, the regulatory and financing conditions were both met.

On January 28, 2024, the Company also granted 200,000 stock options to a consultant of the Company. The options have a term of 5 years and vest over a 24-month period, with one quarter of the stock options vesting every 6 months from the date of grant. Each option allows the holder to purchase one common share of the Company at a price of $5.71 per common share.

On May 10, 2024, the Company granted 90,000 stock options and 10,000 RSUs to various employees of the Company. The stock options and RSUs vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $6.75 per common share.

On May 22, 2024, the Company granted 60,000 stock options to an employee of the Company. The stock options vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $6.48 per common share.

Condensed Interim Consolidated Financial Statements | 20

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

On August 12, 2024, the Company granted 1,928,000 stock options and 147,000 PSUs to various employees and consultants of the Company, subject to the achievement of various metrics and meeting certain ESG-linked minimum award threshold criteria (the “Performance Criteria”). None of the stock options and PSUs will vest if any of the Performance Criteria are not met. If all the Performance Criteria are met, the stock options and PSUs will vest over a 36-month period, with one third of the stock options and PSUs vesting on each anniversary of the achievement of the Performance Criteria. As of September 30, 2024, the Performance Criteria have not yet been achieved. The stock options have a term of 5 years from the date of grant, with each option allowing the holder to purchase one common share of the Company at a price of $7.88 per common share.

During the nine months ended September 30, 2024, the Company granted 58,900 DSUs to certain non-executive members of the Board of Directors in connection with their election to settle their accrued directors fees.

In October 2024, 71,336 stock options were exercised for gross proceeds of $715,000.

The weighted average share price at the date of exercise of the stock options was $8.95 during the nine months ended September 30, 2024 (2023 – $7.46). The weighted average share price at the date of exercise of the warrants was $7.69 during the nine months ended September 30, 2023.

As at September 30, 2024, stock options, RSUs, and PSUs outstanding and exercisable were as follows:

			Weighted Average
	Exercise Price		Remaining Life
	($/Share)	Outstanding	(Years)	Exercisable
Stock options	1.00 - 5.00	548,467	0.51	548,467
	5.01 - 10.00	3,669,540	4.48	216,816
	10.01 - 15.00	2,988,470	1.58	2,955,288
		7,206,477	2.98	3,720,571

RSUs		1,011,124	0.90	—

PSUs		901,600	1.15	—

Condensed Interim Consolidated Financial Statements | 21

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Share-based payments expense for the three and nine months ended September 30, 2024 and 2023 consist of:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Stock options	$536	$408	$2,433	$2,136
RSUs	1,944	2,454	4,563	6,429
PSUs	1,440	—	2,123	—
DSUs	—	—	600	75
	$3,920	$2,862	$9,719	$8,640

Recorded in exploration and evaluation expense	$1,156	$820	$3,210	$2,086
Recorded in general and administrative expense	2,764	2,042	6,509	6,554
	$3,920	$2,862	$9,719	$8,640

The weighted average fair value per unit of the Company's stock options and share units granted during the nine months ended September 30, 2024 and 2023 were as follows:

	2024	2023
Stock options	$2.96	$4.14
RSUs	$6.34	$8.15
PSUs	$7.88	$—
DSUs	$6.03	$6.38

Stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted average inputs used were as follows:

	2024	2023
Expected life (years)	3.5	3.5
Annualized volatility	53.17%	65.00%
Dividend rate	0.00%	0.00%
Risk-free interest rate	3.45%	3.86%

Condensed Interim Consolidated Financial Statements | 22

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

8.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions during the three and nine months ended September 30, 2024 and 2023 that were not presented elsewhere in the unaudited condensed interim consolidated financial statements are as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Capital asset additions in accounts payable and accrued liabilities	$(54)	$1,628	$—	$1,628
Recognition of right-of-use assets and lease liabilities	$3,284	$—	$12,388	$—
Acquisition of vehicles through loan financing	$6	$—	$621	$—
Depreciation capitalized in exploration and evaluation interests	$555	$—	$1,228	$—
Sublease payments and security deposit in prepaid expense	$—	$—	$84	$—
Deposits reclassified to exploration and evaluation interests	$786	$—	$5,993	$—
Deposits reclassified to capital assets	$100	$111	$869	$1,796
Exploration and evaluation expenditures in accounts payable and accrued liabilities	$(893)	$—	$1,077	$—
Other assets in accounts payable and accrued liabilities	$1,626	$—	$1,626	$—
Project financing costs in accounts payable and accrued liabilities	$(2,595)	$—	$—	$—
Settlement of accrued directors fees through issuance of DSUs	$61	$—	$388	$—

During the three and nine months ended September 30, 2024 and 2023, the Company did not make any payments towards income taxes (2023 – $nil).

9.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the three and nine months ended September 30, 2024 and 2023 is as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Director remuneration	$96	$95	$287	$258
Officer & key management remuneration[1]	$928	$844	$2,680	$2,541
Termination benefits	$—	$—	$—	$675
Share-based payments	$2,446	$1,979	$7,049	$6,033
(1)	Remuneration consists exclusively of salaries, bonuses, and health benefits for officers and key management. These costs are components of both administrative compensation, consulting and exploration and evaluation expense categories in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

Condensed Interim Consolidated Financial Statements | 23

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	RELATED PARTY TRANSACTIONS (continued)

Share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense during the three and nine months ended September 30, 2024 and 2023 are as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Exploration and evaluation expense	$222	$167	$735	$532
General and administrative expense	$2,224	$1,812	$6,314	$5,501

Recoveries

During the three and nine months ended September 30, 2024, the Company recovered $nil (2023 – $nil) and $nil (2023 – $6,000), respectively, from a company with a common officer as a result of billing for employee time used to provide services. The salary recoveries were recorded in administrative compensation expense.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at September 30, 2024 is $1,143,000 (December 31, 2023 – $1,004,000) due to key management personnel in relation to compensation noted above.

10.	CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

In 2022, the Chief Gold Commissioner and Supreme Court of British Columbia asserted, in error, that the Company did not own the mineral rights to materials previously deposited in the Albino Lake Storage Facility by Barrick. In July 2024, the British Columbia Court of Appeal overturned the decision of the Chief Gold Commissioner and Supreme Court of British Columbia, and referred the matter back to the Chief Gold Commissioner for rehearing and reconsideration. The counterparty in the matter has sought leave to appeal to the Supreme Court of Canada. As the materials contained in the Albino Lake Storage Facility were not included in the Company’s Eskay Creek Prefeasibility Study (2021), Feasibility Study (2022) nor in the updated Feasibility Study (2023), the outcome of this matter is not expected to have any effect on the carrying value of Eskay.

Condensed Interim Consolidated Financial Statements | 24